UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. ________)*

InterCore Energy, Inc
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

45866B103
(CUSIP Number)

Steven L. Relis
EPEC Biofuels Holdings, Inc.
 1776 N. Pine Island Road, Suite 316, Plantation, Florida
954-233-1950
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 16, 2013 (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45866B103	13D	Page 2 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) EPEC Biofuels Holdings, Inc. - EIN 26-3510151
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 32,788,500
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 32,788,500
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,788,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14.	TYPE OF REPORTING PERSON (see instructions) CO

CUSIP No. 45866B103	13D	Page 3 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven Relis.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 32,788,500
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 32,788,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,788,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 45866B103	13D	Page 4 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven Heller.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 32,788,500
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 32,788,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,788,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 45866B103	13D	Page 5 of 8 Pages

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Steven Vanechanos.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (see instructions) OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 32,788,500
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 32,788,500
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,788,500
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.7%
14.	TYPE OF REPORTING PERSON (see instructions) IN

CUSIP No. 45866B103	13D	Page 6 of 8 Pages

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

ITEM 1.  SECURITY AND ISSUER.

This Schedule 13D is jointly filed by Steven Relis (“Relis”) in his capacity as chief financial officer and treasurer, Steven Heller (“Heller”) in his capacity as chief legal officer and secretary, and Steven Vanechanos, in his capacity as executive chairman of the board of directors (“Vanechanos”) of EPEC Biofuels Holdings, Inc. (the “Company” and together with Relis, Heller and Vanechanos, the “Reporting Persons”)’ and relates to the common stock, par value $0.0001 per share, of InterCore Energy Inc.,, a Delaware corporation (the “Issuer”)..  The address of the principal executive offices of the issuer is 1 International Boulevard, Suite 400, Mahway, New Jersey 07495

ITEM 2.  IDENTITY AND BACKGROUND.

(a)	This Schedule 13D is filed by Relis, Heller, Vanechanos and the Company.

(b)	The business address of the Reporting Persons is 1776 N. Pine Island Road, Suite 316, Plantation, Florida 33322.

(c)
The Company is  a holding company for the development of renewable energy from sweet sorghum biomass.  The address of the Company’s principal offices  is1776 N. Pine Island Road, Suite 316, Plantation, Florida 33322.  Relis is chief financial officer and treasurer, Heller is chief legal officer and secretary and Vanechanos is executive chairman of the board of directors of the Company.

(d)	During the past five years, none of the Reporting Persons have been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)
 During the last five years, none of the Reporting Persons have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Company is a Florida corporation. Relis, Heller and Vanechanos are United States citizens.

ITEM 3.  SOURCE OR AMOUNT OF FUNDS OR OTHER CONSIDERATION.

On May 21, 2012, the Company  entered into a stock purchase agreement (the “SPA”) with the Issuer   pursuant to which, among other things, the Issuer purchased 20,000,000 shares of EPEC’s common stock, par value $0.0001 per share, at a purchase price of $0.05 per share, for total consideration of $1,000,000, partial consideration of which was the issuance of 2,250,000 shares of the Issuer’s common stock to the Company. The Issuer was also required to pay the Company $150,000 upon execution of the agreement  and four installments of $150,000 on each of June 15, 2012, June 30, 2012, July 15, 2012 and July 31, 2012 pursuant to a promissory note (the “Note”). The Note was amended on July 31, 2012 and August 15, 2012 to extend its maturity date.  On August 23, 2012, the Note was amended to further extend the maturity date and to provide that in the event of a default under the Note, the Company, at its option, could convert any default amounts due and owing into shares of the Issuer’s common stock  at a conversion price equal to the average closing price of the common stock for the prior ten trading days at a 25% discount.

On August 23, 2012, the parties entered into an amendment to the Note and in connection therewith Reporting Person was issued an additional 7,750,000 shares of the Issuer’s common stock.

On January 10, 2013, the Note was further amended to reduce the principal amount under the Note to $100,000 and based on such reduction, the number of shares of the Company purchased under the SPA was reduced to 12,500,000 shares. As a result, the Company cancelled 7,500,000 shares of its common stock previously issued to the Issuer in May 2012. The conversion rate under the Note was also revised to $0.002 per share.

CUSIP No. 45866B103	13D	Page 7 of 8 Pages

On January 16, 2013, $50,000 that was outstanding and in default under the Note, was converted into 25,000,000 shares of common stock of the Issuer.

The foregoing summary does not purport to be complete and is qualified in its entirety by reference to the SPA, Note, and note amendments filed as exhibits hereto.

ITEM 4.  PURPOSE OF TRANSACTION.

 The Reporting Person does not have any plans or proposals that would relate to or result in any of the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a)
The Issuer has 427,514,715 issued and outstanding shares of common stock as of March 18, 2013.Each of the Reporting Persons are deemed to beneficially own 32,788,500 shares of the Issuer’s common stock representing approximately 7.7% of the Issuer’s issued and outstanding shares of common stock.

(b)
Relis, Heller and Vanechanos each share the power to vote or direct the vote and share the power to dispose or direct the disposition of all of the shares reported in Item 5(a). The Company has the sole power to vote or direct the vote and to dispose or direct the disposition of all of the shares reported in Item 5(a).

(c)
Other than the acquisition of the shares reported herein, the Reporting Persons have not effected any transaction in the shares of the Issuer during the past 60 days except that the Company sold the following shares in open market transactions:

On January 24, 2013, January 25, 2013 and January 28, 2013,  the Company sold 451,000 shares, 1,234,000 shares and 526,500 shares, at $.0053, $.0045, and  $.0046, per share, respectively.

(d)
No entity or person other than the Company is known to have the right to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of common stock held by the Company.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

 The information reported in Item 3 hereof is incorporated in this Item 6.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

1. Joint Filing Agreement dated March 19, 2013, among Relis, Heller, Vanechanos and the Company

2. Common Stock Purchase Agreement, dated May 21, 2012 (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 29, 2012)

3. Promissory Note dated May 21, 2012  (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer with the SEC on May 29, 2012)

4. Amendment  No. 3 to Promissory Note, dated August 23, 2012

5. Amendment  No. 4 to Promissory Note, dated January 10, 2013

CUSIP No. 45866B103	13D	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

EPEC Biofuels Holdings, Inc

Dated: March 19_, 2013	By:	/s/ Steven L. Relis
Steven L Relis,Chief Financial Officer

/s/ Steven RelisSteven Relis

/s/ Steven HellerSteven Heller

/s/Steven Vanechanos
Steven Vanechanos

Joint Filing Agreement

In accordance with Rule 13d-1(k) under the Securities Exchange Act, as amended, the undersigned hereby agree to the joint filing on behalf of each of them on a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.0001 per share, of InterCore Energy, Inc. and that this Agreement be included as an Exhibit to such joint filing.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement as of March 19, 2013.

EPEC Biofuels Holdings, Inc

By:	/s/ Steven L. Relis
Steven L Relis,Chief Financial Officer

/s/ Steven RelisSteven Relis

/s/ Steven HellerSteven Heller

/s/Steven Vanechanos
Steven Vanechanos

AMENDMENT No. 3
TO INTERCORE ENERGY, INC.
(F/K/A HEARTLAND BRIDGE CAPITAL, INC.)
PROMISSORY NOTE

This Amendment No. 3, dated effective August 23, 2012, hereby amends the terms of that certain Promissory Note dated May 21, 2012 (the “Original Promissory Note”) from InterCore Energy, Inc., (the “Company” or “InterCore”), to the order of Epec Biofuels Holdings, Inc., (the “Holder” or “Epec”) as previously amended by Amendment No. 1 dated effective July 31, 2012, and Amendment No. 2 dated effective August 19, 2012 (as amended, the “Promissory Note”).  All capitalized terms not defined herein shall have the meanings assigned to them in the Promissory Note.   Except as amended hereby, all terms and provisions of the Promissory Note remain as originally agreed.

1.
As and for consideration for this Amendment No. 3 and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged upon execution hereof, InterCore shall issue to Epec Seven Million Seven Hundred and Fifty Thousand (7,750,000) shares of InterCore’s common stock, restricted in accordance with Rule 144.

2.	Paragraph 2 of the Original Promissory Note shall be amended by deleting paragraph 2 in its entirety and replacing paragraph 2 with the following:

“2. PAYMENT SCHEDULE.  The total principal of $600,000 due under this Note will be due and payable by the Company to the Holder on the following schedule:

(A) $25,000 was paid on or about July 25, 2012;

(B) $25,000 shall be paid contemporaneously with the execution of this Amendment No. 3;

(C)  $175,000 to be paid in 7 equal installment payments of $25,000 each on each consecutive Friday commencing with the payment due on September 7 and ending on Friday, October 19, 2012 (collectively the “Tranche 1 Installment Payments” and each a “Tranche 1 Installment Payment”); and

(D) $375,000, to be paid in 15 equal installment payments of $25,000 each on each consecutive Friday commencing with the payment due Friday October 26 and ending Friday, February 1, 2013 (collectively the “Tranche 2 Installment Payments” and each a “Tranche 2 Installment Payment”).

(E) All Tranche 1 Installment Payments and all Tranche 2 Installment Payments will be collectively referred to as “Installment Payments” and each an “Installment Payment.”

(F) A five business day grace period will be granted to each Installment Payment.

(G) For each Installment Payment, Epec shall make a book entry with respect to the shares paid for by InterCore.  At the completion of the period during which Tranche 1 Installment Payments are to be made, Epec shall issue and deliver a certificate to InterCore for that 4,500,000 shares of Epec common stock.  At the completion of the Tranche 2 Installment Payments, Epec shall issue and deliver to InterCore a certificate for 7,500,000 shares of Epec common stock.

1

3.
The amended Maturity Date “August 15, 2012” as set forth in the Promissory Note shall be amended to be “February 1, 2013” (the “Maturity Date”) in each instance where the Maturity Date is referenced for all purposes.  In all other respects, the Promissory Note remains as previously agreed.

4.
Limited Guarantee and Security Interest.  The obligations with respect to the Tranche 1 Installment Payments shall be guaranteed by Rockland Group LLC (the “Rockland Group”), the majority shareholder of InterCore, through the pledge of shares of InterCore currently held by Rockland Group pursuant to a separate guarantee and pledge agreement.  The Rockland Security Shares shall be the sole security and remedy against the Rockland Group as guarantor.

5.
Conversion Feature.   In the Event of Default, in addition to any other remedies, Epec shall have the option to convert all or a portion of the default amounts due and owing under this Promissory Note into shares of InterCore valued at the average closing price of the ten previous trading days prior to the date of Notice of Conversion less 25% (“Right of Conversion”).  Prior to exercising its Right of Conversion, Epec shall give Notice of the default to InterCore, including the total amount in default (a “Notice of Default”).  InterCore shall have 5 days after such Notice of Default to cure the default by payment in full.  If InterCore fails to cure the default within such 5 day cure period, then at any time thereafter, Epec shall have the right to exercise its Right of Conversion by issuing a Notice of Conversion.  The Notice of Conversion shall state the amount to be converted, which may be up to but not more than, the total amount due and owing under the Note.

6.
Issuance of Epec Common Stock.  For any amounts paid to Epec under the Promissory Note, whether by InterCore in cash, InterCore in common stock or by Rockland Group in cash or InterCore common stock, Epec will issue InterCore the required number of shares of Epec common stock under the Promissory Note.

7.	Paragraph 6 of the Original Promissory Note entitled Notices, shall be amended by deleting paragraph 6 in its entirety and replacing paragraph 6 with the following:

Notices.   All notices, requests, demands, and other communications hereunder shall be in writing and shall be deemed to have been duly given: (1) on the date faxed, if faxed with transmission acknowledgment received, (2) on the date of delivery if delivered in person or by courier, or reputable overnight carrier; or (3) 5 days after being mailed by certified or registered mail (return receipt requested) to the parties at the following addresses/fax numbers or to such other address or fax number of which any Party may notify the other Party as provided above.

To the Company:	Epec Biofuels Holdings, Inc.
1776 N. Pine Island Road, Suite 316 Plantation, FL 33322
Facsimile No.: (954) 233-1950
Attention: Steve Relis, CFO

To the Purchaser:	Heartland Bridge Capital, Inc. 1 International Boulevard - Suite 400 Mahwah, NJ 07495-0027 Attention: James F. Groelinger, CEO Facsimile No.: (201) 995-0371

With a copy to:	The Lebrecht Group, APLC 9900 Research Drive Irvine, CA 92618 Attention: Craig V. Butler, Esq. Facsimile No.: (949) 635-1244

8.	Paragraph 7 of the Original Promissory Note entitled Governing Law, Venue shall be amended by deleting paragraph 7 in its entirety and replacing paragraph 7 with the following:

2

GOVERNING LAW; VENUE. This Note is executed pursuant to and shall be interpreted and governed for all purposes under the laws of the State of New York. Any cause of action brought to enforce any provision of this Note shall be brought in the appropriate court in New York County, New York and the parties all consent to personal jurisdiction and venue before the Courts of the State of New York. If any provision of this Agreement is declared void, such provision shall be deemed severed from this Note, which shall otherwise remain in full force and effect.

The provisions of this Promissory Note, as Amended hereby shall supersede any previous agreements, written or oral, expressed or implied, between the parties relating to the subject matter hereof.  Any conflict between the terms hereof and either the Original Promissory Note or the Stock Purchase Agreement, the terms hereof shall control.

InterCore Energy, Inc.,	Epec Biofuels Holdings, Inc.,
a Delaware corporation	a Florida corporation

By: James F. Groelinger	By: Steven Vanechanos
Its: Chief Executive Officer	Its: Executive Chairman

3

THIS PROMISSORY NOTE AND THE SECURITIES ISSUABLE UPON EXERCISE HEREOF (THE “SECURITIES”) ARE BEING ACQUIRED FOR INVESTMENT PURPOSES ONLY AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”), OR UNDER ANY APPLICABLE STATE SECURITIES LAWS.  THIS PROMISSORY NOTE MAY NOT BE SOLD OR OTHERWISE TRANSFERRED OR PLEDGED, EXCEPT IN COMPLIANCE WITH THE SECURITIES ACT AND ANY APPLICABLE STATE SECURITIES LAWS AND ONLY WHEN THE ISSUER HAS RECEIVED AN OPINION OF COUNSEL REASONABLY SATISFACTORY TO IT THAT SUCH COMPLIANCE HAS BEEN ACHIEVED OR THAT AN EXEMPTION FROM THE REQUIREMENTS OF THE SECURITIES ACT AND ANY STATE SECURITIES LAWS IS AVAILABLE.

AMENDMENT NO. 4

This Amendment No. 4 (“Amendment”) dated effective January 10, 2013 hereby amends the terms of that certain Promissory Note dated May 21, 2012 (the “Original Promissory Note”) from InterCore Energy, Inc., (the “Company” or “InterCore”), to the order of Epec Biofuels Holdings, Inc., (the “Holder” or “Epec”) as previously amended by Amendment No. 1 dated effective July 31, 2012, Amendment No. 2 dated effective August 19, 2012, and Amendment No. 3 dated August 23, 2012 (as amended, the “Promissory Note”). InterCore and Epec shall each be referred to herein as a “Party” and together as the “Parties.” All capitalized terms not defined herein shall have the meanings assigned to them in the Promissory Note.

WHEREAS, the Parties acknowledge that Amendment No. 3 did not properly outline the intention of the Parties in entering into Amendment No. 3, namely by not outlining the mechanics of how the amounts due under the Promissory Note could be converted into the Company’s common stock and failing to include a limitation that Epec could not convert the Promissory Note if such conversion would cause Epec to own more than 9.9% of the Company’s outstanding common stock/voting control;

WHEREAS, the principal amount due under the Original Promissory Note was $600,000, with currently $475,000 remaining outstanding;

WHEREAS, the Parties also desire to lower the amount due under the Promissory Note and fix the conversion price to something more closely approximating the fair market value of the Company’s common stock;

WHEREAS, the Parties now wish to amend the Note in order to incorporate these terms;

THEREFORE, in consideration of good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Parties agree to amend the terms of Note as necessary to effectuate the following:

The Note is hereby amended and restated as necessary to effect the following:

A) The principal amount due under the Promissory Note shall be $100,000, with no interest. Based on the reduction in the principal amount to $100,000 the number of Epec shares of common stock being purchased by the Company under the corresponding Stock Purchase Agreement between the Parties dated May 21, 2012 is reduced to 12,500,000 shares. As a result, Epec is authorized to cancel 7,500,000 shares of its common stock previously issued in the name of ICOR on or about May 25, 2012.

B) The conversion terms of the Promissory will be as follows:

“CONVERSION. The Holder of this Note is entitled, at its option, at any time beginning on the date hereof, and in whole or in part, to convert the then remaining outstanding principal amount of this Note, or any portion of the remaining principal amount hereof, and any accrued interest, into shares of the common stock of the Company. Any amounts the Holder elects to convert will be converted into common stock at a rate of $0.002 per share. Any conversion shall be effectuated by giving a written notice (“Notice of Conversion”), in the form attached hereto as Exhibit A, to the Company on the date of conversion, stating therein the amount of principal and accrued interest due to Holder under this Note being converted.

The Company shall, as soon as practicable but in no event later than seven (7) business days after receipt of the Notice of Conversion, issue and deliver the Holder a certificate or certificates for the number of shares of the Company’s common stock to which the Holder is entitled and, in the case of a partial conversion of the amounts due under the Note, a new promissory note in the amount of the remaining amounts, along with any required or requested representation letter regarding any conversion. In the event the Company does not provide the required stock certificate(s) and any required or requested representation letter within the timeframe outlined herein, then the Company will be obligated to pay the Holder $5,000 per occurrence to cover legal fees as a result of the breach, as well 2% interest per month, prorated daily, for as long as any breach remains uncured. The conversion will be deemed to have been made on the date the Notice of Conversion is received by the Company. The Party entitled to receive the common stock issuable on the conversion will be treated for all purposes as the record holder or holders of the common stock on that receipt date.

Notwithstanding the foregoing, the Holder may not convert any outstanding amounts due under this Note if at the time of such conversion the amount of common stock issued for the conversion, when added to other shares of Company common stock owned by the Holder or which can be acquired by Holder upon exercise or conversion of any other instrument, would cause the Holder to own more than nine and nine-tenths percent (9.9%) of the Company’s outstanding common stock.”

All other terms of the Promissory Note remain unchanged. If any provision of this Agreement is declared void, such provision shall be deemed severed from this Note, which shall otherwise remain in full force and effect.

The provisions of this Promissory Note, as Amended hereby shall supersede any previous agreements, written or oral, expressed or implied, between the parties relating to the subject matter hereof. Any conflict between the terms hereof and either the Original Promissory Note or the Stock Purchase Agreement, the terms hereof shall control.

This Amendment will not be effective until signed by both parties and the Company has paid the Holder $50,000 of the principal amount due under this Amendment. Once both parties have signed this Amendment and the Holder receives the $50,000 from the Company, then this amendment will automatically be effective, leaving a then principal balance of $50,000 outstanding.

IN WITNESS WHEREOF, the Parties hereto, by their duly authorized officers or other authorized signatory, have executed this Amendment as of the date first above written.  This Amendment may be signed in counterparts and facsimile signatures treated as original signatures.

“ICOR”	“Epec”

InterCore Energy, Inc.,	Epec Biofuels Holdings, Inc.
a Delaware corporation	a Florida corporation

S/	S/

By: James F. Groelinger	By: Steven Vanechanos
Its: Chief Financial Officer	Its: Executive Chairman

EXHIBIT A

Form of Notice of Conversion

Notice of Conversion

(To be Executed by the Registered Holder in order to Convert the Note)

The undersigned hereby irrevocably elects to convert $______________ of that certain InterCore Energy, Inc. Convertible Promissory Note dated May 21, 2012, as amended, into shares of common stock of the Company according to the conditions set forth in such Note, as of the date written below.

If shares are to be issued in the name of a person other than the undersigned, the undersigned will pay all transfer and other taxes and charges payable with respect thereto.

Date of Conversion:

Applicable Conversion Price:

Signature:
[Print Name of Holder and Title of Signer]
Address:

SSN or EIN:

Shares are to be registered in the following name:

Name:
Address:
Tel:
Fax:
SSN or EIN:

Shares are to be sent or delivered to the following account:

Account Name:
Address:
Tel:
Fax:
SSN or EIN: